February 8, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Hallador Energy Company

Form 10-K for the Year Ended December 31, 2020

Filed March 9, 2021

File No. 001-34743

Ladies and Gentlemen:

This letter from Hallador Energy Company (“we”, “our”, “us”, “Hallador” or the “Company”) is in response to comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) received by letter dated December 15, 2021, relating to the Company’s Form 10-K for the Year Ended December 31, 2020 (File No. 001-34743) filed with the Commission on March 9, 2021.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 32

1.           We note that you present the non-GAAP measure, Adjusted EBITDA as you believe it provides additional information about your core operating performance. However, your calculation of the measure for the quarter ended September 30, 2021 excludes charges such as asset impairments and the loss from Hourglass Sands while retaining the gain on extinguishment of the PPP loan. We see that you also present the non-GAAP measure Adjusted Free Cash Flow as a performance measure in a Form 8-K on November 9, 2021, which also excludes certain losses while retaining the gain mentioned above.

Tell us how you have considered, in selecting the adjustments to be reflected in these non-GAAP measures, the guidance in the Answer to Question 100.03 of the Division’s Compliance & Disclosure Interpretations of the Rules and Regulations on the use of non-GAAP financial measures, where an inconsistent approach to adjusting for non-recurring gains and losses may be viewed as contrary to Rule 100(b) of Regulation G.

Adjusted EBITDA

Our calculation of the non-GAAP measure, Adjusted EBITDA, is prescribed in the definition set forth in our Credit Agreement, as amended, dated September 30, 2019 (“Credit Agreement”) and filed with the Commission November 4, 2019. Adjusted EBITDA is defined in our Credit Agreement as (i) the sum of Consolidated Net Income (but excluding the effect of non-cash compensation expenses related to common stock and other equity securities issued to employees), depreciation, depletion, amortization, other non-cash charges to net income, interest expense, and income tax expense, plus (ii) costs and fees incurred in connection with the closing of the transactions contemplated by this Agreement, minus (iii) non-cash credits to net income for such period determined and consolidated in accordance with GAAP (per section 5.1). Excluded subsidiaries in the calculation per the Credit Agreement include Sunrise Energy, LLC, Sunrise Indemnity, Inc., and Hallador Sands and its Subsidiaries. We have disclosed in our filing our computation of Adjusted EBITDA as prescribed by our Credit Agreement. As outlined in Compliance and Disclosure Interpretations (C&DIs) 102.09, the Company’s Credit Agreement contains this non-GAAP financial measure, Adjusted EBITDA. The Company believes that the purpose of this non-GAAP financial measure is intended to be used as a measure of our liquidity. In this regard, in future filings, in accordance with the Commission’s guidance, we will include a discussion of the following:

●	the materiality of the Credit Agreement and the computation of Adjusted EBITDA;
●	the amount or limit required for compliance with the covenant; and
●	the actual or reasonably likely effects of compliance or non-compliance with the covenant on the Company’s financial condition and liquidity.

In addition, in future filings we will provide a reconciliation to an amount from the statement of cash flows – cash from operating activities, along with the presentation of the three major categories of the statement of cash flows.

Accordingly, we intend to include the following in future filings (using the nine months ended September 30, 2021 by illustration):

Management believes the non-GAAP financial measure, Adjusted EBITDA, is an important measure in analyzing our liquidity and is a key component of certain material covenants contained within our Credit Agreement, specifically a maximum leverage ratio and a debt service coverage ratio. Noncompliance with the leverage ratio or debt service coverage ratio covenants could result in our lenders requiring the Company to immediately repay all amounts borrowed. If we cannot satisfy these financial covenants, we would be prohibited under our Credit Agreement from engaging in certain activities, such as incurring additional indebtedness, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to the assessment of our liquidity. The required amount of Adjusted EBITDA is a variable based on our debt outstanding and/or required debt payments at the time of the quarterly calculation based on a rolling prior 12-month period.

Reconciliation of the non-GAAP financial measure, adjusted EBITDA to cash provided by operating activities, the most comparable GAAP measure, is as follows (in thousands) for the nine months ended September 30:

	2021	2020
Cash provided by operating activities	$37,031	$34,109
Gain on extinguishment of debt	10,000	-
Current income taxes	-	(598)
Loss from Hourglass Sands	109	197
Cash distribution - Sunrise Energy	-	(1,125)
Bank interest expense	6,610	8,210
Working capital period changes	(14,872)	(916)
Other amoritization	4,357	4,274
Adjusted EBITDA	$43,235	$44,151

Cash used in investing activities	$(18,075)	$(11,493)

Cash used in financing activities	$(23,232)	$(26,382)

Adjusted Free Cash Flow

In our Form 8-K, filed on November 9, 2021, we presented the non-GAAP financial measure, Adjusted Free Cash Flow. In our disclosure we have provided a description of how this measure is calculated. In future filings, we will clarify that Adjusted Free Cash Flow is intended to be used as a liquidity measure.

In addition, in future filings, we will provide a reconciliation to an amount from the statement of cash flows – cash from operating activities, along with the presentation of the three major categories of the statement of cash flows.

Accordingly, we intend to include the following in future filings (using information included in our Form 8-K filed on November 9, 2021):

Adjusted free cash flow, as reconciled in the table below, is a non-GAAP measure defined as cash provided by operating activities, plus the gain on extinguishment of our Paycheck Protection Program debt, less maintenance capital expenditures, less distributions from our equity method investments, less working capital changes, less taxes paid on stock-based compensation. We included the gain on extinguishment of debt in our calculation of adjusted free cash flow as this is the period in which the anticipated forgiveness of the cash received was granted and when the resources that would have been utilized to pay the debt were released. We eliminate working capital changes as we believe the timing effects of the period changes could make the non-GAAP measure misleading in determining our planning for any potential acquisitions and debt reduction. This measure may not be defined and calculated by other companies in the same manner. This non-GAAP measure may be useful to investors and other users of our financial statements as a supplemental measure of our cash performance, but should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes, or as an alternative to operating cash flows presented in accordance with GAAP.

Reconciliation of the non-GAAP financial measure, Adjusted Free Cash Flow to Cash provided by operating activities, the most comparable GAAP financial measures, is as follows (in thousands) for the nine months ended September 30:

	2021	2020
Cash provided by operating activities	$37,031	$34,109
Gain on extinguishment of debt	10,000	-
Maintenance capital expenditures	(5,716)	(7,413)
Cash distribution - Sunrise Energy	-	(1,125)
Working capital period changes	(14,872)	(916)
Unrealized gain on marketable securities	-	14
Taxes paid on stock based compensation	(2)	(18)
Adjusted Free Cash Flow	$26,441	$24,651

Cash used in investing activities	$(18,075)	$(11,493)

Cash used in financing activities	$(23,232)	$(26,382)

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings with the Commission. Should you have any questions or comments regarding this letter, please feel free to contact Todd Davis or myself at 812-299-2800.

Sincerely,

/s/ Lawrence D. Martin

Lawrence D. Martin

Chief Financial Officer